Exhibit 99.1

IMV Inc. Files Preliminary Prospectus Supplement for Proposed Public Offering of Units

Dartmouth, Nova Scotia; July 14, 2021 – IMV Inc. (“IMV” or the “Corporation”) (NASDAQ: IMV; TSX: IMV), a clinical-stage immuno-oncology corporation, has filed today a preliminary prospectus supplement (the “Supplement”) to its final short form base shelf prospectus dated June 26, 2020, as amended on October 15, 2020 (collectively, the “Base Prospectus”) in connection with a proposed public offering (the “Offering”) of units (the “Units”). Each Unit will be comprised of one common share and fixed combination of warrants to purchase common shares (the “Warrants”). The Supplement was filed with the securities regulatory authorities in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland and Labrador. The Supplement was also filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of a registration statement on Form F-10 (the “Registration Statement”), which was declared effective by the SEC on October 16, 2020, in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Corporation intends to use the net proceeds of the Offering to continue the clinical development of maveropepimut-S (DPX-Survivac) in diffuse large B cell lymphoma (DLBCL), breast cancer, ovarian cancer, bladder cancer and microsatellite instability high (MSI-H), start the clinical development of a new product, DPX-SurMAGE, in bladder cancer, continue the development of its proprietary drug delivery platform (DPX) and for general corporate purposes.

The Offering is expected to be priced in the context of the market, with the final terms of the Offering to be determined at the time of pricing. There can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. The closing of the Offering will be subject to customary closing conditions, including the listing of the common shares underlying the Units and the Warrants on the TSX and Nasdaq and any required approvals of each exchange.

Wells Fargo Securities and Cantor are acting as joint book-running managers for the Offering. iA Private Wealth is acting as co-manager.

The Supplement and the accompanying Base Prospectus contain important detailed information about the Offering. The Supplement and the accompanying Base Prospectus can be found for free on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Copies of the Supplement and accompanying Base Prospectus may also be obtained in the United States from Wells Fargo Securities, Attn: Equity Syndicate Department, 500 West 33rd Street, New York, NY 10001, by telephone at (800) 326-5897, or by email at cmclientsupport@wellsfargo.com or from Cantor Fitzgerald & Co., Attn: Capital Markets, 499 Park Avenue, 4th Floor, New York, New York 10022 or by email at prospectus@cantor.com, or in Canada from Wells Fargo Securities Canada, Ltd., 22 Adelaide Street West, Suite 2200, Toronto, ON, M5H 4E3, Attn: Akshay Pattni, email: akshay.pattni@wellsfargo.com or from Cantor Fitzgerald Canada Corporation, Attn: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com. Prospective investors should read the Supplement and accompanying Base Prospectus and the other documents the Corporation has filed before making an investment decision.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About IMV Inc.

IMV Inc. is a clinical stage biopharmaceutical company developing a new class of immunotherapies based on its proprietary drug delivery platform (DPX) to potentially treat different forms of cancer, including, but not limited to, DLBCL, breast, advanced ovarian and bladder cancers. IMV’s immunotherapies are being evaluated as a combination therapy in the treatment of some of these cancers as well.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking information under applicable securities laws. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the Offering, the anticipated size and terms of the Offering, and the anticipated use of proceeds from the Offering. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to known and unknown risks and uncertainties affecting the Corporation, including market conditions, access to capital, the successful design and completion of clinical trials, the receipt and timely receipt of all regulatory approvals and other risks detailed in the Supplement, the accompanying Base Prospectus and the documents incorporated by reference therein. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read the Supplement, the accompanying Base Prospectus and the documents incorporated by reference therein.

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV Inc.

O: (902) 492-1819 ext : 1042

M: (514) 617-9481 E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors

O: (646) 970-4681

M: (917) 734-7387

E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Senior Director, Communications, IMV Inc.

M: (514) 968 1046

E: ddavan@imv-inc.com

Madeline Joanis, Account Executive, LifeSci Communications

M: (603) 479 5267

E: mjoanis@lifescicomms.com